2023 REPORT

Holdon Bags Inc

Dear investors,

At HoldOn Bags, our investors, partners & customers have a lot to be excited about. We are building an impressive retail success story in Target stores and continue to grow efficiently online. We continue to improve our product performance and expand our product set. We are thrilled to launch compostable pet waste bags later in 2024. The demand for our products proves that consumers want to make a change in their plastics consumption. Thank you for supporting our business and sharing our story.

We need your help!

The harmful effects of plastic are increasingly apparent and relevant to families everywhere. We are facing leakage from landfills and microplastics in our water bottles. We aim to give consumers a better option with compostable bags and zip seals that break down in weeks, not centuries. You can help our business and mission by telling your friends and family about the problem with traditional plastic and how HoldOn provides a better way to manage trash and household food storage. As we grow out retail distribution, try to find us in a nearby Target or a Kroger store!

Sincerely,

Livio Bisterzo

Founder

How did we do this year?

REPORT CARD

B+

☺ The Good

- We successfully launched our products in first retail account with Target
- We continued to grow our business online with Shopify and Amazon.com
- We improved the performance of our 13gal bags with a stronger, more durable version

☹ The Bad

- Fundraising for the business took longer than expected
- We were not able to invest as much into online customer acquisition as we'd hoped
- One of our co-Founders left the business after having her 2nd child

2023 At a Glance

January 1 to December 31


$$$$

$3,133,281 +265%
Revenue



-$1,724,061
Net Loss


IOU!

$745,276 +64%
Short Term Debt



$2,318,500
Raised in 2023



$269,781
Cash on Hand
As of 09/20/23

INCOME BALANCE NARRATIVE

● Revenues ● Profit

US$3,133,281


US$858,131
-US$1,255,080
-US$1,724,061
2022
2023

Net Margin: -55% **Gross Margin:** 60% **Return on Assets:** -158% **Earnings per Share:** -$0.18 **Revenue per Employee:** $1,044,427

Cash to Assets: 15% **Revenue to Receivables:** 1,930 **Debt Ratio:** 152%

Holdon_Bags_Financials_and_CPA_Review_Report_2022_and_2021.pdf

Holdon_Bags_-_2023_GAAP_Financial.pdf

We ❤ Our 171 Investors

Thank You For Believing In Us

Hatem Rowaihy
Victoria Kean Capistran
Julie Lam
Jody Johnston
Cheryl Felder-Brannon
Kelly Nicola Chiovitti
Dale Spiess
Kathleen Talbott
Harry Styles
Tammy Parmentier
Samantha Stevens
Angela Widler
Jeannie Batto
Stefanie James
Marissa Young
April McCaffery
Gordon Seeley
William Edwards
Susan Hall
Wendy Prophet
Kara Patterson
Elizabeth Gertrude Watling
Duane Girard
Fernando Escobar
Adeline Martinez
Joshua Horton
Marti Rookala

Tristin Chambers
Laura Mader
Julie Terrazas
Dave Klein
Janis Vasquez
Uriel OCASIO
Janet Barrow
Timothy Stumpff
Igor Tsukerman
Mario Candia
Rob Wise
Samuel Fowler
Kathleen Flynn
Leslie McDonald
Justin Wilkenfeld
Alexandra Lemco Toren
Brendan McGuire
Sean Hodlofski
Natalie Lemke
Susan Russell
Tara Nicolette
Jz Z
Jessica Weller
Carolyn Glanville
Susan Morris
M Da Silva
Mandy GUSTAFSON

Jenny Lowe
Saul Costa
Kim Dimarco
Jennie Romney
Melanie C Kelly
Stefany Olague
Gwen Kaeser
Kelli Nakamura
Jill Miller
Dainna Stelmach
Amy Taylor
DeBorah Green
Kasi Spyker-Duncan
Cathy Smith
Michele Venturo
Amber Astrup
Emily Stein
Amanda Eisenberg
Marc Martin
Ryan Yee
Lashana Jackson
Nikki Foxley
Julie Varga
Travis Brooks
Rebecca Demy
Michelle R Moles
Nicole Bangs

Sean Winner
Jane Henkels
Catherine Colyer
Amanda Duffy
Roger Linkenhoker
Josh Cummings
Cara Eskelsen
Kristen Coates
Matt Ferrell
Michelle Gonzalez
Monica Mockus
Marie Dershem
Gary Steele
Karina Mako
Jennifer Beatty
Julie Michaelson
Audrey Berry-Brennan
Sara Pak
Caiti Holter
Casey CASTANEDA
Diane Marie Selby
Candice Gerard
Janice LaFontaine
Kyle Armstrong
Sara Zaeh
Kristine Rice
Hal Tepfer

Chuck Pisano
Penelope Burns
Parisha Dalia
Ashley Marshall
Christina Goefron
Shannon Cox
Alex Wenckus
Jessica Gailing
Collyn West
Brooke Marshall
Phillip Kjelland
Laura De Pedis
Jon Seay
Rita Collura
Joshua Abelo
Megan Myers
Vanessa Olenick
Kendall Ruth
Antoinette Fowler
Rahul Gupta
Steve Marelich
Liz Verity
Jennifer Marion
M Colbert
Kathryn Marsh
Matthew Sargeant
Elisabeth Mathews

Evan Geiger
Michelle Lamb
Rick Taylor
Blair Alexander
Irene Hill
Brian H
David Valadez
Russell Wayne Askren
Lori A BISHOP
Tyrell Wade
Christopher Van Valkenburgh
Giovana Labrador
Keri Bud
Trisha Bordenkircher
Trisha Spector
Claudia Keener
Meghan Folsom
Maria Cottone
Stephanie Weissman
Shobana Randev
Seth Kellough
Carolyn Gould
Scott Pasichow
Januardo Kusuma
Karen Byorth
Mary Davis
Jacki LaCerte

Thank You!

From the Holdon Bags Inc Team







Sheeva Sairafi

President

Sheeva is an executive leader with an entrepreneurial spirit, spending the last decade at dynamic, high-growth, mission-driven companies at various stages. She has robust...



Livio Bisterzo

Founder

A lifelong entrepreneur, Livio founded Green Park with a mission to create, operate, and accelerate disruptor CPG brands where doing good business means doing more...



Andrew Sylvester

VP of Finance

Investor and advisor in consumer goods



Jenny Konopinski

Director of Marketing

Jenny is a marketing leader with over a decade of experience in building mission-driven brands, specializing in data-driven...



Esther Hong

Director of Operations

Esther is a seasoned professional in Supply Chain Management & Operations, and has worked with remarkable...

Details

The Board of Directors

Director	Occupation	Joined
Livio Bisterzo	Chief Executive @ Green Park Brands LP	2022

Officers

Officer	Title	Joined
Livio Bisterzo	CFO CEO Secretary	2022
Andrew Sylvester		2023

Voting Power

Holder	Securities Held	Voting Power
Green Park Brands LP	8,685,269 Common + Series Seed Preferred Stock. 85% owned by Livio Bisterzo	92.3%

Past Equity Fundraises

Date	Amount	Security	Exemption
01/2022	$500,000		Other
05/2022	$500,000	Preferred Stock	Section 4(a)(2)
12/2022	$1,710,000	Safe	Section 4(a)(2)
09/2023	$205,000		Other
11/2023	$300,000		Other
12/2023	$103,500		4(a)(6)
	$0		Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Green Park Brands	01/01/2022	$500,000	$500,000	0.0%		Yes
WebBank	09/13/2023	$205,000	$158,872	15.76%		Yes
Bottleneck Credit Fund I	11/15/2023	$300,000	$300,000	15.0%	11/15/2025	Yes

Related Party Transactions

The Company is a subsidiary of another Entity ("the Entity") that owns 94% of all the Company's issued and outstanding shares as of December 31, 2022. Throughout 2022, this Entity paid operating expenses on behalf of the Company in the total amount of $1,124,443. In exchange for funding its operations, the Company converted $500,000 of this payable into 994,720 shares of its Preferred Stock. Furthermore, the Company converted an additional $500,000 of this payable into a SAFE Note of equal face value (please see "Note 5" for further information). As of December 31, 2022, the remaining balance of $124,442 bears no interest rate, no security interest,

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